Exhibit 99.2

ATTUNITY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2015

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are “forward-looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

Factors that could cause or contribute to such differences include, but are not limited to:

•	risks and uncertainties relating to our history of operating losses and ability to achieve profitability;

•
our reliance on strategic relationships with our distributors, original equipment manufacturer (“OEMs”), value-added resellers ("VARs") and "go-to-market" and other business partners, and on our other significant customers;

•	our ability to expand our business into the SAP market and the success of our Gold Client offering;

•	timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro and Attunity Visibility;

•	changes in the competitive landscape, including new competitors or the impact of competitive pricing and products;

•	a shift in demand for products such as Attunity's products;

•
the impact on revenue of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks;

•	risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses;

•	risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; and

•	other factors and risks on which Attunity may have little or no control.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission ("SEC"), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Attunity”, the “Company”, “we”, “us” or “our” are to Attunity Ltd and its subsidiaries. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

•	“Appfluent” means Appfluent Technology, Inc., a Delaware corporation we acquired in March 2015;

•	“ARA” means application release automation;

•	“Big Data” means very large and complex quantities of datasets that are difficult to process using traditional data processing applications;

•	“BIReady” means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;
•	“CDC” means change data capture, a process that captures and replicate only the changes made to enterprise data sources rather the entire data sources;

•	“dollars” or “$” mean United States dollars;

•	“Hadoop” means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware;

•	“Hayes” means Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013;

•	“NIS” or “shekel” mean New Israeli Shekels; and

•	“RepliWeb” means RepliWeb Inc., a Delaware corporation we acquired in September 2011.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2015 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2014 filed with the SEC as part of our Annual Report on form 20-F for the year ended December 31, 2014.

Overview

We were founded in 1988 and became a public company in the United States in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of data management software solutions that enable data usage analytics as well as access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions include data replication (Replicate and Gold Client), data flow management (Maestro), test data management (Gold Client), CDC, data connectivity (Attunity Connect), enterprise file replication (RepliWeb), managed-file-transfer (MFT), ARA (RepliWeb for ARA), data warehouse automation (Compose; formerly known as BIReady), data usage analytics (Attunity Visibility, formerly known as Appfluent Visibility) and cloud data transfer (CloudBeam). These software solutions benefit our customers’ businesses by enabling visibility into data utilization and real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology (IT) environment. Our software is commonly used for projects such as data warehousing, Hadoop, Big Data analytics, reporting, migration and modernization, ARA, data distribution and cloud initiatives.

Through direct sales as well as distribution, OEM agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including government, financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry.

Financial Highlights

•
Total revenues in the first six months of 2015 increased by 47% to $22.6 million from $15.4 million in the first six months of 2014. Total revenues were composed of (1) license revenues, which increased by 56% to $12.4 million in the first six months of 2015 from $7.9 million in the same period last year, and (2) maintenance, support and services revenues, which increased by 38% to $10.2 million in the first six months of 2015 from $7.4 million in the same period last year.

•
Operating loss in the first six months of 2015 was $1.4 million, compared with $1.7 million for the same period in 2014. Operating loss for the first six months of 2015 included equity-based compensation expenses totaling approximately $1.0 million compared with $0.7 million for the same period last year, as well as $2.3 million in amortization, compensation and expenses related to acquisitions, compared with $0.6 million in similar expenses in the same period last year.

•	Net loss in the first six months of 2015 was $2.1 million, or ($0.13) per diluted share, compared with a net loss of $1.9 million, or ($0.13) per diluted share, in the same period last year.

•	Cash and cash equivalents, including restricted cash, were approximately $11.3 million as of June 30, 2015, compared with $19.4 million as of December 31, 2014.

•	Shareholders' equity increased to $37.2 million as of June 30, 2015, compared with $31.2 million as of December 31, 2014.

Recent Major Developments

Below is a summary of the most significant developments in our Company and business since January 1, 2015:

•
On March 18, 2015, we acquired Appfluent, a U.S.-based provider of data usage analytics for Big Data environments, including data warehousing and Hadoop, for total consideration of approximately $18.0 million, payable in a combination of cash and our ordinary shares, with additional earnout consideration based on performance milestones in 2015 and 2016.

•
On January 13, 2015, we announced that we entered into a strategic technology license agreement with a cloud services company, allowing the partner to use our replication and data transfer technology to facilitate data transfer between heterogeneous data environments and cloud-based systems and services, for total consideration of approximately $7.5 million payable over two years, or over $10.0 million if the partner exercises additional expansion options. During the second quarter of 2015, such partner exercised some of these expansion orders.

Critical Accounting Estimates and Assumptions

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report on Form 20-F for the year ended December 31, 2014.

Results of Operations

The following discussion of our unaudited results of operations for the six months periods ended June 30, 2015 and 2014, included in the following table, which presents selected financial information data (in U.S. dollars in thousands) as a percentage of total revenues as well as the percentage change between such periods, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes, accompanying this report.

	Six Month Periods Ended June 30,				Percent
	2015		2014		Change
	UNAUDITED
Revenues:
Software licenses	$12,360	55%	$7,929	52%	56%
Maintenance and services	10,248	45%	7,446	48%	38%
Total Revenues	22,608	100%	15,375	100%	47%
Cost of revenues	3,243	14%	1,472	10%	120%
Research and development	4,893	22%	4,837	31%	1%
Selling and marketing	13,285	59%	8,861	58%	50%
General and administrative	2,636	12%	1,888	12%	40%
Total operating expenses	24,057	106%	17,058	111%	41%
Operating loss	(1,449)	(6)%	(1,683)	(11)%	(14)%
Financial expenses, net	235	1%	189	1%	24%
Loss before taxes on income	(1,684)	(7)%	(1,872)	(12)%	(10)%
Taxes on income	441	2%	42	---	950%
Net Loss	$(2,125)	(9)%	$(1,914)	(12)%	11%

Six Months Ended June 30, 2015 Compared with Six Months Ended June 30, 2014

Revenues. Our revenues are derived primarily from software licenses, maintenance and services. The following table provides a breakdown of our revenues by type of revenues (in U.S. dollars in thousands) and as a percentage out of total revenues for the periods indicated, as well as the percentage change between such periods:

	Six Month Periods Ended June 30,				Percent
	2015		2014		Change
Software licenses	$12,360	55%	$7,929	52%	56%
Maintenance and services	10,248	45%	7,446	48%	38%
Total	$22,608	100%	$15,375	100%	47%

Total revenues in the first six months of 2015 increased to $22.6 million, a 47% increase compared with the same period in 2014. Total revenues were composed of:

•
License revenues, which increased by 56% to $12.4 million in the first six months of 2015, compared with the same period in 2014. This increase is mainly due to an increase in the average deal size and in the number of key transactions (including a sale to a major cloud services company), primarily in North America and Europe, which we attribute to increased productivity of our expanded sales team and the contribution of Appfluent, acquired in March 2015, to our license revenues; and

•
Maintenance, support and services revenues, which increased by 38% to $10.2 million in the first six months of 2015, compared with the same period in 2014. This increase is primarily due to an increase in license revenues that contributed to higher maintenance revenues, an increase in services revenues and the contribution of Appfluent to our maintenance, support and services revenues.

Cost of Revenues.  Cost of software license revenues consists of amortization of core technology acquired. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead. The following table sets forth a breakdown of our cost of revenues between software licenses and maintenance and services (in U.S. dollars in thousands) as well as the percentage change between the periods indicated:

	Six Month Periods Ended June 30,		Percent
	2015	2014	Change
Cost of software licenses	$1,127	$429	163%
Cost of maintenance and services	2,116	1,043	103%
Total	$3,243	$1,472	120%

Our total cost of revenues increased by 120% to $3.2 million in the first six months of 2015 from $1.5 million in the first six months of 2014. This is mainly due to (1) approximately $1.0 million of additional expenses associated with the increase in headcount of our support and professional services personnel (increased by 75% to 28 employees as compared with 16 at June 30, 2014) and (2) an increase in amortization of acquired intangible assets of approximately $0.7 million.

Operating Expenses. The following table sets forth a breakdown of our operating expenses (in U.S. dollars in thousands) and the percentage change between the periods indicated:

	Six Month Periods Ended June 30,		Percent
	2015	2014	Change
Research and development	$4,893	$4,837	1%
Selling and marketing	13,285	8,861	50%
General and administrative	2,636	1,888	40%
Total	$20,814	$15,586	34%

Research and Development.  Research and development (“R&D”) expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Our total R&D costs of $4.9 million in the first six months of 2015, remained almost at the same level as in the same period in 2014. This is primarily because the increase in our R&D personnel (increased by 25% to 74 employees as compared with 59 at June 30, 2014), which translated into additional employee-related costs of approximately $0.6 million, compared with the same period in 2014, was offset by (1) approximately $0.4 million of cost-savings due to the revaluation of the dollar against the NIS in the same period in 2014, as most of our R&D activities are based in Israel, and (2) a decrease in subcontractors costs of $0.1 million.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs. Selling and marketing expenses increased to $13.3 million in the first six months of 2015, a 50% increase compared with the same period in 2014. This increase is primarily due to (1) the expansion of our sales and marketing teams (increased by 41% to 89 employees as compared with 63 at June 2014) and related expenses of approximately $2.2 million, consistent with our strategy to increase our global footprint, (2) the contribution of Appfluent of approximately $0.7 million, (3) an increase of $0.7 million in travel and rent expenses, consistent with our expansion strategy, and (4) additional investment in marketing activities of approximately $0.5 million, to support such expansion.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for finance, general management and administration personnel, and legal, audit, and other administrative costs. General and administrative expenses were $2.6 million in the first six months of 2015, a 40% increase compared with the same period in 2014. This increase is primarily due to (1) acquisition expenses related to the Appfluent acquisition of approximately $0.6 million and (2) an approximately $0.1 million increase in equity-based compensation.

Operating Loss. Based on the foregoing, we recorded an operating loss of approximately $1.4 million in the first six months of 2015 compared with $1.7 million in the first six months of 2014.

Financial Expenses, Net. Financial expenses, net remained at the same level with $0.2 million in the first six months of 2015, as compared with the first six months of 2014. In the first six months of 2015, financial expenses increased by approximately $0.3 million due to a revaluation of a liability presented at fair value. This increase in financial expenses was partially offset by a decrease in accretion of contingent payment obligation, mainly associated with the acquisition of Hayes, resulting in financial expense of $0.1 million in the first six months of 2015, compared with $0.3 million in the same period last year.

Taxes on Income. The corporate tax rate in Israel is 26.5% for 2015, same as in 2014. Taxes on income in the first six months of 2015 were $0.4 million, as compared with $40,000 in the first six months of 2014. The increase is mainly due to the change in deferred tax assets, net, associated with the acquisitions of Appfluent, RepliWeb and Hayes.

Net Loss in the first six months of 2015 was $2.1 million, or ($0.13) per diluted share, compared with $1.9 million or ($0.13) per diluted share, in the same period last year.

Liquidity and Capital Resources

In the past several years, we financed our operations primarily through cash generated by operations, short-term loans and, until mid 2012, also long-term borrowings. In November 2013, we also raised net proceeds of approximately $18.0 million in a public offering of our ordinary shares.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. Cash and cash equivalents are held primarily in U.S. dollars and NIS.

Principal Financing Activities

In the past two years, we have engaged in several financing activities designed to improve our cash position, as follows:

Credit Line. In July 2015, we secured a short-term line of credit of approximately $5 million from an Israeli bank. Draws, if any, under the credit line will bear interest of the monthly LIBOR plus 3.25%. To secure the credit line, we agreed, among other things, to grant the bank a first priority floating charge on all of our assets (the agreements relating to such charges, being referred to as the “Security Agreements”). The Security Agreements contain various restrictive covenants, including limitations on our ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase our shares, and subject to specified exceptions, a negative pledge on the assets of some of our subsidiaries.

Public Offering. In November 2013, we closed a firm commitment underwritten public offering of 2,852,000 ordinary shares (including 372,000 ordinary shares issued to the underwriter upon full exercise of its over-allotment option), at a public offering price of $7.00 per share. The net proceeds for us were approximately $18.0 million.

Working Capital and Cash Flows

Cash and cash equivalents, including restricted cash, were approximately $11.3 million as of June 30, 2015 compared with $19.4 million as of December 31, 2014. The decrease is mainly attributable to (1) the acquisition of Appfluent, which included a payment of $10.4 million in cash, and (2) an earn-out payment of $2.1 million we made to Hayes’ former shareholders. The decrease was partially offset by net cash provided by operating activities of $3.9 million.

As of June 30, 2015, we had a deficit of $0.3 million in working capital, compared with a working capital of $11.6 million as of December 31, 2014. The decrease in working capital was mainly due to the payment for the acquisition of Appfluent.

The following table presents the components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (U.S. dollars in thousands(:

	Six Month Period Ended June 30,
	2015	2014
Net cash provided by operating activities	$3,860	$1,269
Net cash used in investing activities	(10,683)	(314)
Net cash provided by (used in) financing activities	(1,298)	695

In the past four years, we used a significant portion of our cash for acquisitions. In 2014, 2013 and 2011, we paid a total of approximately $0.7 million, $6.2 million and $2.4 million, respectively, as cash consideration (including contingent consideration paid during these years but excluding consideration payable in ordinary shares) for this purpose (namely, the acquisitions of BIReady, Hayes and RepliWeb). In the first half of 2015, we paid a total of approximately $12.5 million as cash consideration (including contingent consideration paid during this period but excluding consideration payable in ordinary shares) for this purpose (namely, the acquisitions of Appfluent and the earnout payment for Hayes's former shareholders). By comparison, in the first half of 2014, we did not pay any consideration for this purpose.

Net cash provided by operating activities was $3.9 million in the first six months of 2015 compared with $1.3 million in the first six months of 2014. The increase is mainly due to (1) a $1.2 million increase in adjustments for non-cash expenses, (2) a $1.3 million increase in net cash inflow from trade receivables, and (3) an increase of $1.2 million in net cash inflow from deferred revenues ($0.7 million) and from trade payables ($0.5 million). This increase was partially offset by an increase of $0.9 million in net cash outflow from other accounts receivable and prepaid expenses.

Net cash used in investing activities was $10.7 million in the first six months of 2015 compared with $0.3 million in the same period in 2014. The increase is mainly attributable to the acquisition of Appfluent during the first quarter of 2015.

Net cash used in financing activities was $1.3 million in the first six months of 2015 compared with net cash provided by financing activities of $0.7 million in the first six months of 2014. The change is mainly due to the earn-out payment to Hayes' former shareholders in the amount of $2.1 million in April 2015.

Principal Capital Expenditure and Divestitures

Our capital expenditures remained at the same level with approximately $0.3 million in the six months ended June 30, 2015, compared with the same period in 2014, most of which were used for the purchase of computer equipment and software.

Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. We did not effect any principal divestitures in the past three years.

Outlook

Currently, our principal commitments consist of liability for the contingent payments due to (1) Hayes former shareholders in the amount of up to $2.1 million (presented in our consolidated financial statements at approximately the same amount), which, if earned, is generally payable in April 2016, (2) BIReady in the amount of up to EUR 0.3 million (approximately $0.3 million, presented in our consolidated financial statements at approximately the same amount), which, if earned, is generally payable in April 2016 and April 2017, and (3) Appfluent former shareholders in the amount of up to $31.5 million (presented in our consolidated financial statements at present value of approximately $1.6 million) which, if earned, is generally payable in April 2016 and 2017.